THE BANK OF NEW YORK

NEW YORK’S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

101 BARCLAY STREET, NEW YORK, N.Y. 10286

AMERICAN  DEPOSITARY  RECEIPTS

September 2, 2003

Nina Mojiri-Azad, Esq.

Office of International Corporate Finance

Division of Corporation Finance

Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Smith & Nephew Group plc & Smith & Nephew plc

Request to Withdraw Post-Effective Amendment No. 2 to the Registration Statement on Form F-6 (File No. 333-11076) (the “Registration Statement”)

Ladies and Gentlemen:

On October 29, 1999, a registration statement on Form F-6, File No. 333-11076, was filed to register American Depositary Shares representing ordinary shares of Smith & Nephew plc (the “F-6 Registration Statement”). On April 25, 2003, Post-Effective Amendment No. 2 to the F-6 Registration Statement was filed to provide for Smith & Nephew Group plc as the successor to Smith & Nephew plc (the “Amendment”). The filing of the Amendment was made in contemplation of the proposed acquisition of Smith & Nephew plc by Smith & Nephew Group plc by means of a scheme of arrangement.

We have been informed by Smith & Nephew plc and Smith & Nephew Group plc that the scheme of arrangement will not be implemented. Based on the foregoing, at the request of Smith & Nephew plc and Smith & Nephew Group plc and pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the registrant on the Amendment, the legal entity created by the deposit agreement for the issuance of American Depositary Receipts, by its agent, The Bank of New York, as Depositary, hereby applies to withdraw the Amendment as of September 2, 2003 or as soon thereafter as practicable.  No American Depositary Shares have been issued under the Amendment.

Very truly yours,

The Bank of New York,

as Depositary

By: /s/ Joanne F. DiGiovanni

Name: Joanne F. DiGiovanni

Title: Vice President

cc:

Paul M. Dudek, Esq.

- Chief, Office of International Corporate Finance